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                            [CARDIAC PATHWAYS LOGO]

                                                                   July 10, 2001

Dear Stockholders:

     We are pleased to inform you that, on June 28, 2001, Cardiac Pathways Corporation ("Cardiac Pathways") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Boston Scientific Corporation ("Boston Scientific") and Adam Acquisition 2001 Inc., Boston Scientific's wholly owned subsidiary, providing for the acquisition of Cardiac Pathways. Pursuant to the Merger Agreement, Adam Acquisition 2001 Inc. has commenced a tender offer for all the outstanding shares of Cardiac Pathways common stock at $5.267 per share, net to the sellers in cash (the "Offer").

     Following the successful completion of the Offer, Adam Acquisition 2001 Inc. will merge with and into Cardiac Pathways (the "Merger"), and all the shares of common stock not purchased in the Offer will be converted into the right to receive $5.267 per share in cash in the Merger without interest. As a result of the Merger, Cardiac Pathways will become a wholly owned subsidiary of Boston Scientific.

     YOUR BOARD OF DIRECTORS HAS (1) UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT AND THE OFFER ARE ADVISABLE, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (3) UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF CARDIAC PATHWAYS ACCEPT THE OFFER.

     Enclosed with this letter is a copy of Cardiac Pathways' Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation. Also enclosed is the Offer to Purchase by Adam Acquisition 2001 Inc., together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          LOGO
                                          Thomas M. Prescott
                                          President and Chief Executive Officer